SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. __)

                             -----------------------

                           OPTIMUMBANK HOLDINGS, INC.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    68401P106
                             -----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

                               Elliot Press, Esq.
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                            New York, New York 11753
                                 (212) 940-8800

     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68401P106                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      H. David Krinsky
      I.R.S. I.D. No.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC; BK; SC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     275,492
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            275,492
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      275,492
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.70%
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      Item 1. Security and Issuer

      This statement on Schedule 13D relates to common shares ("Shares") of OptimumBank Holdings, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2477 East Commercial Boulevard, Fort Lauderdale, Florida 33308.

      Item 2. Identity and Background.

      (a) This statement is being filed by H. David Krinsky.

      (b) The principal business address of Mr. Krinsky is c/o Maxim Properties Inc., 21 East 40th Street, 12th Floor, New York, New York 10016.

      (c) The principal business of Mr. Krinsky is that of President of Maxim Properties, Inc., a commercial real estate development and property management company located in New York City.

      (d) and (e) During the last five years, Mr. Krinsky has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Krinsky is a United States citizen.

      Item 3. Source and Amount of Funds of Other Consideration.

      The aggregate amount of funds used by Mr. Krinsky to purchase the Shares reported herein was $1,355,756. The source of such funds was:

      (i) personal funds of Mr. Krinsky;

      (ii) cash compensation payable to Mr. Krinsky under the Issuer's Non-Employee Directors' Fee Compensation and Stock Purchase Plan ($5,421.39);

      (iii) a loan in the amount of $250,000 obtained from Independent Bankers' Bank of Florida ("IBB") in December 2002. The purpose of the loan was to purchase 50,000 shares of the Issuer's stock. As of March 27, 2006, there was $151,048 in principal outstanding on the loan. The loan bears interest at prime. Interest and principal payments are payable monthly based on an eight-year amortization schedule.

      (iv) a $99,650 loan obtained from IBB on February 5, 2005. As of May 1, 2006 there was $87,338 in principal outstanding on the loan. The loan bears interest at prime minus 1/2%. Monthly payments are due under the loan in a sufficient amount to amortize the principal balance over 96 months plus interest based on an eight-year amortization schedule.

      The loans described in (iii) and (iv) are cross-collateralized and are secured by the pledge of 81,000 Shares.

      Item 4. Purpose of Transaction.

      Mr. Krinsky acquired the securities reported herein for investment purposes.

      Depending upon market conditions, regulatory considerations and other factors that Mr. Krinsky may deem relevant, Mr. Krinsky may purchase additional securities of the Issuer in the open market or in private transactions. To the extent such purchases would increase Mr. Krinsky's ownership to in excess of 10% of the outstanding Shares, Mr. Krinsky intends to file all applicable federal and state banking authority notices and applications.

      Also, consistent with his investment purpose, Mr. Krinsky intends to closely monitor developments at the Issuer. As a member of the Board, Mr. Krinsky intends to be in close contact with management concerning the operations of the Issuer, and, from time to time, may make recommendations to management and the Board as he deems appropriate. As a member of the Issuer's Board, Mr. Krinsky will be involved in Board deliberations and decisions on various issues affecting the Issuer, which could include, from time to time, matters set forth in subsections (b) through (j) of Item 4 of Schedule 13D.

      Item 5. Interest of Securities of the Issuer.

      (a) As of June 7, 2006, Mr. Krinsky beneficially owns an aggregate of 275,492 Shares, representing approximately 9.70% of the outstanding Shares, comprised of (i) 229,492 Shares held by Mr. Krinsky directly, (ii) 10,500 Shares held through Nickel Properties Corp., an entity that is wholly-owned by Mr. Krinsky, (iii) 10,500 Shares held by immediate family members of Mr. Krinsky and
(iv) 25,000 Shares underlying currently exercisable stock options issued to Mr. Krinsky in his capacity as a member of the Issuer's Board of Directors.

      (b) Mr. Krinsky has the sole power to vote and dispose of the Shares reported herein.

      (c) Please see Appendix A for a list of all transactions in Shares effected by Mr. Krinsky since May 1, 2003, the approximate date that the Issuer became subject to the reporting requirements under the Securities Exchange Act of 1934. In addition, on April 27, 2006, the Issuer declared a 5% stock dividend to be distributed on June 11, 2006 to shareholders of record as of May 11, 2006. Mr. Krinsky's beneficial ownership of Shares increased by 11,928 as a result of the stock dividend.

      (d) 10,000 Shares reported herein are held by immediate family members of Mr. Krinsky and such individuals have the right to receive the dividends from and the proceeds from dispositions of such Shares.

      (e) Not applicable

      Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

      As a member of the Issuer's Board of Directors, Mr. Krinsky holds currently exercisable options to purchase 25,000 Shares as follows:

Number of Options                Exercise Price                  Expiration Date
-----------------                --------------                  ---------------

      5,000                          $10.00                         6/29/2014
      5,000                          $ 6.75                        10/30/2012
     10,000                          $ 5.00                         2/26/2011
      5,000                          $10.00                        12/28/2015

      Under the terms of the Issuer's Non-Employee Directors' Fee Compensation and Stock Purchase Plan, Mr. Krinsky automatically purchases Shares with the cash fees payable to Mr. Krinsky for board attendance at a price equal to the greater of (a) $5.00 per share and (b) the fair market value of Shares.

      Item 7. Materials to be Filed as Exhibits.

      Not applicable.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 13th of June, 2006.


                                                         /s/ H. David Krinsky
                                                       -------------------------
                                                           H. David Krinsky

                                   Appendix A

   Date               Price           Number of Shares          Manner of Purchase
   ----               -----           ----------------          ------------------
 2/6/2004            $ 6.75                 44                  2003 BOD Attendance Shares
 2/6/2004            $ 9.60                 31                  2003 BOD Attendance Shares
 2/6/2004            $ 8.99                 22                  2003 BOD Attendance Shares
 2/6/2004            $ 8.11                 26                  2003 BOD Attendance Shares
 2/1/2005            $ 9.15                 65                  2004 BOD Attendance Shares
 2/1/2005            $10.00                 60                  2004 BOD Attendance Shares
 2/1/2005            $10.75                 37                  2004 BOD Attendance Shares
 2/1/2005            $13.15                 47                  2004 BOD Attendance Shares
 2/1/2005            $11.25              2,000                  Private purchase
2/18/2005            $11.25                500                  Private purchase
4/28/2005            $10.15              3,000                  Open market
 2/3/2006            $10.40                 57                  2005 BOD Attendance Shares
 2/3/2006            $11.00                 55                  2005 BOD Attendance Shares
 2/3/2006            $ 9.90                 40                  2005 BOD Attendance Shares
 2/3/2006            $10.23                 60                  2005 BOD Attendance Shares